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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corp. JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, Suite 5005
(No. and Street)

New York (City) NY (State) 10168 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kim 212-377-5603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

15 Canada Square (Address) London (City) (State) E14 5GL (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2016 AUG 30 AM 8:04
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management (US) Corporation, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp

Title

Notary Public


XIAO YAN CHEN
NOTARY
NO. 01CH6234682
QUALIFIED IN
KINGS COUNTY
COMM. EXP.
01/24/2019
PUBLIC
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~, Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (the "Company") as of 30 June 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

London
24 August 2016

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Current assets	
Cash	$ 1,249,567
Receivable from affiliate	9,601,493
Total current assets	10,851,060
Property and equipment, net	84,464
Other assets	
Goodwill	4,500,000
Deferred tax asset	3,276,094
Total other assets	7,776,094
Total assets	$ 18,711,618

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued compensation	$ 3,103,974
Income taxes payable	196,628
Due to affiliates	108,232
Accrued expenses	252,230
Total current liabilities	$ 3,661,064
Stockholder's equity	
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding	60
Additional paid-in capital	12,678,052
Retained earnings	2,372,442
Total stockholder's equity	15,050,554
Total liabilities and stockholder's equity	$ 18,711,618

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2016

Revenue	$ 9,498,209
Operating expenses	
Employee and related expenses	5,955,739
Occupancy	196,448
Professional and consulting	241,241
General and administrative	670,126
Broker fees	658,609
Dues and subscriptions	89,222
Licenses and permits	78,260
Travel and entertainment	678,858
Property tax	3,440
Depreciation and amortization	47,572
Total operating expenses	8,619,515
Profit from Operations	878,694
Other income	
Interest income	2,225
Profit before income taxes	880,919
Income tax (expense)	
Current	(255,659)
Deferred	(647,560)
Total income tax (expense)	(903,219)
Net Loss	$ (22,300)

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2016

	Common Stock		Additional Paid - In	Retained	Total Stockholder's
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2015	6,022	$ 60	$ 13,576,701	$ 4,394,742	$ 17,971,503
Restricted share awards	-	-	213,644	-	213,644
Distribution for restricted share awards	-	-	(1,112,293)	-	(1,112,293)
Payment of Dividends				(2,000,000)	(2,000,000)
Net Loss	-	-	-	(22,300)	(22,300)
Balance - June 30, 2016	6,022	$ 60	$ 12,678,052	$ 2,372,442	$ 15,050,554

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2016

Cash flows from operating activities:		
Net Loss	$	(22,300)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		47,572
Restricted share awards		213,644
Deferred tax benefit		647,560
(Increase) Decrease in assets:		
Receivable from affiliate		(527,394)
Prepaid expenses		32,235
Other fees receivable		6,909
Increase (Decrease) in liabilities:		
Accrued compensation		258,031
Income taxes payable		(260,858)
Due to affiliates		30,568
Accrued expenses		103,453
Net cash provided by operating activities		529,420
Cash flows from financing activities:		
Dividend paid to parent		(2,000,000)
Net (decrease)/increase in cash		(1,470,580)
Cash - beginning of year		2,720,147
Cash - end of year	$	1,249,567
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	59,100
Schedule of non-cash financing activities:		
Distribution for restricted share awards	$	1,112,293

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company provides investment marketing, management and advisory services primarily to the US markets. The Company is a wholly owned subsidiary of Ashmore Investments (UK) Limited (the "Parent"), which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) of the Customer Protection Rule, as it does not maintain customers' accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual and restricted share awards. Actual results could differ materially from those estimates.

Cash

Cash includes deposits in checking and high yield savings accounts. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2016, the Company had an uninsured cash balance of $749,673 with two financial institutions. The Company has not experienced any losses in such accounts.

Note 2: Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "*Intangibles – Goodwill and Other*". Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The carrying value of Goodwill at 30 June 2016 is $4,500,000.

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting unit using a combination of the income and the market approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company performed a qualitative analysis and determined that no indicators of impairment existed for the year ended June 30, 2016.

Note 2: Summary of Significant Accounting Policies (continued)

Change in Accounting Policy

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"), which simplifies the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for fiscal years beginning after December 15, 2016 (and interim periods within those fiscal years) with early adoption permitted. ASU 2015-17 may be either applied prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. The Company has elected to early adopt ASU 2015-17 prospectively for the period ended 30 June 2016. As a result, the Company has presented all deferred tax assets and liabilities as noncurrent on our statement of financial condition sheet as of June 30, 2016. There was no impact on our results of operations as a result of the adoption of ASU 2015-17.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company's primary source of revenue is from marketing revenue. Marketing revenue is earned from providing marketing and investor support services to an affiliate. The Company also earned commissions and fees on the sale of mutual funds of approximately $57,000. Revenue is recognized as marketing services are rendered and when the commissions and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Restricted Share Awards

Employee restricted share awards under the Parent's Executive Omnibus Incentive Plan (the "Plan") are accounted for in accordance with the FASB ASC 718, *"Compensation – Stock Compensation."* This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the shares based on the value of the award and is recognized over the service period, which is the vesting period. (See Note 7).

Note 2: Summary of Significant Accounting Policies (continued)

Income Taxes

The Company follows the provisions of FASB ASC 740, "*Accounting for Income Taxes*". The provisions of FASB ASC 740, "*Accounting for Income Taxes*", require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Deferred tax assets are also provided for carryforward losses. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As at the year-ended 30 June 2016, no such valuation allowance was recorded.

The ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the taxing authority. Management has analyzed the Company's tax position taken on its federal income tax returns and concluded the Company did not require a provision for any uncertain tax positions.

Fair Value of Financial Assets

The Company's financial instruments are cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses. The recorded values of cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses approximate their fair values based on their short-term nature.

Note 3: Property and Equipment

Property and equipment at June 30, 2016, consists of the following:

Computer equipment	$ 130,929
Furniture and fixtures	59,894
Leasehold improvements	90,734
	281,557
Less accumulated depreciation and amortization	(197,093)
Property and equipment, net	$ 84,464

Depreciation and amortization expense related to property and equipment for the year ended June 30, 2016 was $47,572.

Note 4: Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. As of June 30, 2016 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5: Related Party Transactions

Effective July 1, 2011, the Company entered into a marketing agreement with an affiliate to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") in respect to the various funds and accounts for whom AIML acts as the investment manager or the investment adviser. The marketing agreement was amended on April 9, 2015, to include Ashmore Group plc ("AGL"), effective July 1, 2011. All provisions remained consistent. Effective March 1, 2015, the marketing agreement was amended to include reimbursement for payments to intermediaries. For the year ended June 30, 2016, the Company has earned the net amount of $9,601,493 from this agreement, which is included in revenue in the accompanying statement of operations. This one agreement accounted for 99% of the total revenue for the year ended June 30, 2016. As of June 30, 2016 the balances due from AIML and AGL amounted to $3,880,429 and $5,721,064 respectively.

The Company's office space is leased by an affiliate on behalf of the Company. The Company's lease with the affiliate is on a month-to-month basis. For the year ended June 30, 2016, the Company recognized $196,442 of rent and related expenses.

Note 5: Related Party Transactions (continued)

Effective July 1, 2013, the Company entered into a service agreement with Ashmore Equities Investment Management Corporation ("AEIM"), an affiliate under common ownership. The service agreement allows both entities to provide finance, legal, compliance, HR and other support services to each other and will be remunerated for such services. For the year ended June 30, 2016, AEIM provided services to the Company totaling $205,378 and the Company had a payable balance to AEIM of $81,232 as of June 30, 2016. No services were provided by the Company to AEIM during the year ended June 30, 2016.

Effective July 1 2013, the Company entered into a service agreement with Ashmore Group plc ("AGL"), the ultimate parent of the Company. AGL is a public limited company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance. For the year ended June 30, 2016, AGL provided services to the Company totaling $117,822 and the Company had a payable balance to AGL of $27,000.

Note 6: Employee Benefits

In March 2013, the Company established a defined contribution 401(k) plan (the "Plan") for the benefit of all employees who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2016, the Company's profit sharing contributions was $98,101.

Employees of the Company are entitled to paid vacation and sick days. At June 30, 2016, the Company accrued $41,623 in compensated absences, which are included in accrued compensation on the accompanying statement of financial condition.

Note 7: Restricted Share Awards

The 2006 Executive Omnibus Incentive Plan provides for the grant of share awards, market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. The plan will also allow bonuses to be deferred in the form of share awards with or without matching shares. These elements can be used singly or in combination. Awards granted under the plan typically vest after five years from the date of grant.

The fair value of each award is calculated based on the average closing price of the Parent's stock for the five business days immediately prior to grant. Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares. The fair value of the remaining awards is spread over the period from date of grant to the release date.

The following table summarizes the activity of the Company's restricted share awards as of June 30, 2016:

	Number of Shares Subject to Awards	Weighted Average Share Price	Weighted Average Remaining Contractual Term (years)
Outstanding – as of July 1, 2015	1,891,216	$5.57	2.48
Granted	798,331	$3.88	-
Vested	(216,637)	$5.13	-
Forfeited	(587,421)	$5.62	-
Outstanding – as of June 30, 2016	1,885,489	$4.89	2.83

Compensation cost for restricted share awards charged to operations was $213,644 and is included in employee and related expenses in the accompanying statement of operations.

Note 7: Restricted Share Awards (continued)

As of June 30, 2016, there was $4,028,339 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan. The cost is expected to be recognized as follows:

Year Ending June 30,	Amount
2017	1,423,291
2018	1,094,909
2019	814,970
2020	570,684
2021	124,485
Total	$4,028,339

Note 8: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The federal and state income tax provision expense is summarized as follows:

Current:		
	Federal	$159,922
	State	95,737
		255,659
Deferred:	Federal	(39,222)
	State	686,782
		647,560
	Total income tax provision expense	$ 903,219

Note 8: Income Taxes (continued)

Tax Rate Reconciliation

Profit before tax	$880,919
Federal tax at statutory rate	299,512
State tax at statutory rate	103,772
Permanent differences	7,942
Prior year adjustments	150,635
Vesting of share based payments	294,585
Other	46,773
Total Tax	$ 903,219

The components of the Company's deferred tax assets (liabilities) as of June 30, 2016 are as follows:

Non-current deferred tax assets (liabilities):	Assets	Liabilities	Total
Accrued compensation	$1,421,030	$ (-)	$1,421,030
Vacation accrual	19,055	(-)	19,055
Deferred compensation on stock grants	2,532,666	(-)	2,532,666
Goodwill	-	(725,545)	(725,545)
Organization costs	48,285	(-)	48,285
Depreciation and amortization	-	(19,397)	(19,397)
Total non-current deferred tax assets (liabilities)	$4,021,036	$ (744,942)	$3,276,094

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. The Company had no unrecognized tax benefits and related interest and penalties expenses.

Currently, the Company is not under examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2012.

Note 9: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2016, the Company had net capital of approximately $692,477, which was $655,338 in excess of its required net capital of $37,139. The Company's net capital ratio was 0.80 to 1.

Note 10: Litigation

The Company is a defendant in a legal proceeding related to an employment matter. The suit asks for unspecified damages and the Company intends to vigorously defend itself, and believes that the ultimate liability, if any, will not have a material adverse effect on its financial position, operations, or cash flows.

Note 11: Subsequent Events

Management has evaluated subsequent events through August 24, 2016, the date the financial statements were available to be issued. There are no material subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2016

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2016

Total stockholder's equity	$	15,050,554
Additions		
Allowable credits – discretionary bonus accrual		3,103,974
Deductions		
Non allowable assets		
Investment in and receivables from affiliates, subsidiaries and associated partnerships		9,601,493
Property, furniture and equipment		84,464
Other assets		7,776,094
Total non-allowable assets		17,462,051
Net capital	$	692,477
Aggregate indebtedness		
Income taxes payable	$	196,628
Due to affiliates	$	108,232
Accrued expenses	$	252,230
Total aggregate indebtedness	$	557,090
Computation of basic net capital requirement		
Computed minimum net capital required (6.6667% of aggregate indebtedness)	$	37,139
Minimum dollar net capital requirement	$	5,000
Excess net capital ($692,477 - $37,139)	$	655,338
Percentage of aggregate indebtedness to net capital		80.45%

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2016

Reconciliation with Company's computation included in part II of
Form X-17A-5 as of June 30, 2016

Net capital, as reported in Company's part II (unaudited) FOCUS report	$	889,105
Adjustments:		
Income taxes payable		(196,628)
Net capital per the preceding calculation	$	692,477

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE & PAB RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2016

None, as the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2016

None, as the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

Ashmore Investment Management (US) Corporation
122 East 42nd Street, Suite 5005
New York, NY 10168

August 17, 2016

To Whom It May Concern,

Ashmore Investment Management (US) Corporation (the "Company") claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended June 30, 2016 without exception.

Very truly yours,



Jonathan Kim
Financial and Operations Principal
Ashmore Investment Management (US) Corporation



Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation:

We have reviewed management's statements, included in the accompanying Ashmore Investment Management US Corporation Exemption Report, in which (1) Ashmore Investment Management US Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended 30 June 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

KPMG LLP

London
24 August 2016



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Ashmore Investment Management (US) Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended 30 June 2016, which were agreed to by Ashmore Investment Management (US) Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including the check requisition and corresponding clearing bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended 30 June 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended 30 June 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the company's trial balance, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, including the company's trial balance noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

London
24 August 2016

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE IV: RECONCILIATION OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
JUNE 30, 2016

Revenue per Statement of Operations	$ 9,500,435
Less revenue excluded from SIPC Net Operating Revenues Determination	(7,961,337)
SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$ 1,539,098
General Assessments at .0025	$ 3,848
Payment Remitted with Form SIPC-6	(471)
Prior Year Overpayments	-
Amount Due with Form SIPC-7	$ 3,377